UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________

FORM 11-K
_________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 001-33443
_________________

Dynegy Inc. 401(k) Savings Plan
(Full title of the plan)
_________________

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office)

TABLE OF CONTENTS

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                                                             2

Statement of Changes in Net Assets Available for Benefits                                                          3

NOTES TO FINANCIAL STATEMENTS                                                                                                          4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)                                                        18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under
ERISA have been omitted because they are not applicable.

SIGNATURE	19

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
  the Dynegy Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 18, 2009

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$102,466,761	$163,280,147
Participant loans	1,931,590	1,885,653

Total investments	104,398,351	165,165,800

Receivables:
Employer contributions	160,575	142,579

TOTAL ASSETS	104,558,926	165,308,379

NET ASSETS AVAILABLE FOR BENEFITS	$104,558,926	$165,308,379

The accompanying notes are an integral part of these financial statements.

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

INVESTMENT INCOME (LOSS), NET:

Plan interest in net loss of Dynegy Inc. Master Trust	$(60,380,483)
Interest on participant loans	140,843
Total investment loss	(60,239,640)
CONTRIBUTIONS:

Employee	9,217,204
Employer	4,029,974
Total contributions	13,247,178
EXPENSES:

Benefit payments	13,887,604
Administrative expenses	77,210
Total expenses	13,964,814

NET DECREASE BEFORE TRANSFERS	(60,957,276)

PLAN-TO-PLAN TRANSFERS	207,823

NET DECREASE	(60,749,453)

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	165,308,379

End of year	$104,558,926

The accompanying notes are an integral part of these financial statements.

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Explanatory Note

On April 2, 2007, Dynegy Illinois Inc. (formerly Dynegy Inc.), an Illinois corporation (“Dynegy Illinois”), consummated a transaction (the “Merger”) in which it became a wholly owned subsidiary of a newly created entity, Dynegy Inc., a Delaware corporation (“Dynegy”).

Following the Merger, Dynegy replaced Dynegy Illinois as the sponsor of the Dynegy Inc. 401(k) Savings Plan (the “Plan”).  In addition, all shares of Dynegy Illinois common stock in the Dynegy Stock Fund were converted into shares of the Class A common stock of Dynegy, par value $.01 per share (“Dynegy Class A common stock”), based on a formula established in connection with the Merger.  As a result, future investments in the Dynegy Stock Fund will be represented by units of Dynegy Class A common stock, rather than units of Dynegy Illinois common stock.  The Plan was amended on April 2, 2007 to reflect such changes.

1.	DESCRIPTION OF PLAN

The following description of the Plan provides only general information.  Participants should refer to the Plan document, which is the governing document, for a more complete description of the Plan’s provisions.

General

Effective May 1, 1989, Natural Gas Clearinghouse, the predecessor company to Dynegy Inc. (collectively, the “Company”), established this Plan which qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan and related trust are established and maintained for the exclusive benefit of participating employees of certain affiliates of the Company that participate in the Plan (the participating affiliates in the Plan are each referred to herein as the “Employer”).  Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”) is the trustee for the Plan.  The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

As of December 31, 2008, the following entities were participating in the Plan:  Dynegy Operating Company, Dynegy Energy Services Inc., Dynegy Marketing and Trade, Sithe Energies, Inc., Sithe Energies Power Services, Inc., Dynegy Power Company and Dynegy Northeast Generation, Inc.—but solely for purposes of providing benefits under the Plan to eligible employees hired on or after April 3, 2008 and who were covered by that certain Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008, as ratified on April 3, 2008 (collectively, the “Employer”).  Note that Calcasieu Power, LLC was a participating employer under the Plan but was sold in April of 2008 and ceased to be a participating employer as a result of the sale.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their respective account each year.

Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $387,579 and $110,122, respectively. Any forfeitures under the Plan are applied to reduce Employer contributions and/or to pay Plan administrative expenses. In 2008, Employer matching contributions were reduced by $118,493 and administrative expenses were reduced by $29,014 from forfeitures from nonvested accounts.

Investment of Funds

Each participant has the right upon enrollment to select the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds during the Plan year in accordance with the procedures established by the Plan Administrator.  Employer matching contributions and Employer discretionary contributions, if any, are made to the Dynegy Stock Fund (the “Stock Fund”) which are allocated to participants as units in the Stock Fund.  A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account, subject to the limitations contained in the Company's insider trading policy.

Eligibility and Contributions

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) certain nonresident aliens, (c) any individual designated, compensated, or otherwise classified or treated by the Employer as a leased employee, an independent contractor or other non-common law employee, (d) employees who have waived participation in the Plan, (e) individuals who are deemed to be employees under certain Treasury regulations, and (f) an employee of an entity that has been designated to participate in the Plan to the extent that such entity’s designation specifically excepts such employee’s participation.  Participation in the Plan commences immediately upon employment as an eligible employee after such employee follows the Plan’s enrollment procedure. A participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary.  Notwithstanding the foregoing, participation in the Plan is voluntary for an eligible employee who is also entitled to accrue a benefit or service credit under the Dynegy Midstream Services Retirement Plan (formerly the Trident NGL, Inc. Retirement Plan) (the “Dynegy Midstream Plan”), and such an employee will not be eligible to receive an allocation of Employer discretionary contributions under the Plan.

Participants may make before-tax contributions including “catch-up” contributions (if age 50 or older before the close of the particular Plan year) by payroll deduction up to the legal dollar limit.  Additionally, as of January 1, 2008, participants may elect to have some or all of their before-tax contributions (including any catch-up contributions) contributed to the Plan as an after-tax Roth contribution up to the legal dollar limit.  Participants may also make after-tax contributions in cash or by payroll deduction.  Note that, unlike regular after-tax contributions, distributions of Roth contributions and earnings generally are not taxable to a participant after a five-year period beginning with the first Roth contributions made to the Plan by a participant, provided that the distribution is:  (1) made on or after the date the participant attains age 59 1/2; (2) made to a beneficiary after the participant’s death; or (3) made as a result of the participant being disabled.  Total contributions are limited to the extent required by law.  A participant may “roll-over” into the Plan amounts distributed from another eligible retirement plan.

The Employer contributes a match each pay period to the Plan equal to 100% of the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) that are not in excess of 5% of the participant’s “Compensation” (as defined by the Plan) for such pay period.  In addition, each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) and Compensation for the year.  Employer matching contributions are made to the Stock Fund in the Master Trust (as defined below) and allocated to participants as units in the Stock Fund.  Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 9 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and who are not accruing benefits or service credit under the Dynegy Midstream Plan and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or total and permanent disability and who, immediately prior to such termination, were not accruing benefits or service credit under the Dynegy Midstream Plan.  The discretionary contribution, if any, is made to the Stock Fund and allocated to participants as units in the Stock Fund. No contributions were made under this arrangement during plan years 2008 and 2007.  Further, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Vesting
Generally, participants vest in Employer matching and discretionary contributions as follows:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4	100%

Participants also become 100% vested in such contributions upon (a) attaining normal retirement age (age 65) while employed by the Employer, (b) termination of employment with the Employer by reason of total and permanent disability or death or (c) if the participant is affected by a termination or a partial termination of the Plan.

Employee before-tax (including any catch-up and Roth contributions), after-tax and rollover contributions are 100% vested and non-forfeitable at all times.

Distributions

Distributions as provided for in the Plan are made to plan participants or their beneficiaries upon the participant’s termination of employment, total and permanent disability or death.  Prior to May 1, 2002, participants could elect to receive their distributions in a lump sum, in periodic installment payments or in various annuity forms.  From and after May 1, 2002, only lump sum distributions are available under the Plan.  All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70-1/2 or the calendar year in which he or she terminates employment.  However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000.

The Plan permits a variety of in-service withdrawals.  Any participant may withdraw amounts credited to his or her after-tax account, rollover account and ERISA and Securities Class Action Settlement accounts, as applicable.  See Note 9 for more information regarding these two Class Action Settlement accounts.  A participant who has attained age 59-½ may withdraw amounts from his or her before-tax account, “catch-up” account, as applicable, and the vested interest in his or her Employer contribution account.  A hardship withdrawal is also permitted under the Plan.  In addition, certain special in-service withdrawal rights apply to certain amounts that have been transferred to the Plan from other retirement plans.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans.  A loan may not be made in an amount less than $500.  Additionally, no participant may have more than three outstanding loans at any given time, and only one of those loans may be used to acquire any house that within a reasonable period of time is to be used as a primary residence.

All loans made will mature and be payable in full no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate.  After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant's account. The Trustee maintains a loan fund to hold the balances of participants' loans.

Termination of the Plan

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company.

In the event the Plan is terminated, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Changes and Amendments

Effective at various dates in 2006 and 2007, the Plan was amended to incorporate various amendments permitted and required by the final Section Code 401(k)/(m) regulations and other Internal Revenue Service guidance, including the following: incorporate the new definition of Severance from Employment and related requirements under the new regulations; clarify timing of compensation for elective deferrals under Code Section 401(k) and Code Section 415 regulations; reflect ACP/ADP testing requirements, minimum required corrective contributions and recharacterizing of catch-up contributions for testing purposes under new regulations; incorporate the safe harbor method for calculating gap period income; add good faith compliance language for final Code Section 401(k)/(m) regulations; add burial expenses and residential casualty losses as new hardship events; add special hurricane relief distribution and loan provisions; and incorporate new Plan termination requirements.

Effective January 1, 2007, the Plan was amended to reflect the deposit of the Securities Class Action Settlement proceeds into the Plan for the benefit of specified participants, and to add related administrative provisions.

Effective April 2, 2007, as of the completion of the merger between Dynegy Illinois Inc. (formerly "Dynegy Inc."), an Illinois corporation, and certain LS Power entities, the Plan was amended to provide that Dynegy Inc., a Delaware corporation, became the Plan’s sponsor and that all shares of common stock in the Stock Fund became the common stock of Dynegy Inc., a Delaware corporation.  In addition, certain employees of specified LS Power entities who became employed by an Employer, within a specified period of time, were credited with certain prior service.  See Note 9 for information regarding the Dynegy Illinois Inc. merger.  Further, amendments to the Plan were also made regarding certain administrative provisions regarding the Plan Administrator.

Effective January 1, 2008, the Plan was amended in several respects, as follows:  (1) to allow participants to make after-tax Roth contributions to the Plan that are eligible for Employer matching contributions in the same manner and amount as before-tax contributions (the combined total before-tax contributions and after-tax Roth contributions may not exceed the IRS elective deferral limit ($15,500 for 2008)); (2) to accept eligible Roth 401(k) distributions as rollover contributions to the Plan; (3) to allow (in addition to a participant and a participant’s spouse or eligible former spouse) a non-spouse beneficiary to elect a direct rollover distribution of all or a portion of his or her Plan benefit to an eligible retirement plan; and (4) to add a Roth IRA account as an eligible retirement plan for direct rollover distribution purposes.
Effective March 17, 2008, the Plan was amended to provide service crediting for purposes of vesting under the Plan to certain individuals employed by Accenture LLP.

Effective April 1, 2008 (“Merger Date”), the Extant, Inc. 401(k) Plan (the “Extant Plan”) was merged into the Plan.  The benefits structure and related provisions under the Extant Plan continue as a separate benefits structure under the Plan.  Participants in the Extant Plan on the Merger Date are treated as Plan participants (an “Extant Member”) as a result of the merger with respect to their transferred account balances.   The Extant Plan account balances of Extant Members amounting to $207,823 were transferred to the Plan and credited on the Merger Date to the appropriate accounts established for Extant Members under the Plan (“Transferred Accounts”).  Extant Members are fully vested in their Transferred Accounts.

Effective April 3, 2008, the Plan was amended to provide that employees who are hired by Dynegy Northeast Generation, Inc. on or after April 3, 2008 and who are covered by the Memorandum of Agreement between Dynegy Northeast Generation, Inc. and Local Union 320 of the International Brotherhood of Electrical Workers, dated March 26, 2008 as ratified on April 3, 2008 are eligible to participate in the Plan (provided such individuals otherwise meet the Plan’s eligibility requirements).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date-basis.

The investments held in the Dynegy Inc. Master Trust ("Master Trust") are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (FASB Statement No. 157) (Note 7). Plan interest in the net assets of the Master Trust is based on the assets held by each plan in the Master Trust on an actual basis. At December 31, 2008 and 2007, the Plan's interest in the Master Trust was approximately 43% and 45%, respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

The FASB issued FSP AAG INV-1 and SOP 94-4-1 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP) which requires benefit-responsive investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The FSP, requires the Statement of Net Assets Available for Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.  Realized gains and losses on security sales are computed on an average cost basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer.  These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

3.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended by subsequent amendments not covered by the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee.  Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

	December 31
Investments at fair value as determined by quoted market price	2008	2007

Plan interest in Dynegy Inc. Master Trust *	$102,466,761	$163,280,147

* Includes both participant-directed and nonparticipant-directed investments.  See Note 9.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $60,813,386 during 2008.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a common collective trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the common collective trust. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The average yield earned by the contract for the year ended December 31, 2008 was 3.67% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2008 was 3.38%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  As of December 31, 2008 and 2007 the contract value of the interest in the common collective trust approximates fair value and therefore no adjustment has been recorded in the Statements of Net Assets Available for Benefits.

6.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the assets of the Plan were held in the Master Trust, with other assets of qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under A Collective Bargaining Agreement, Dynegy Northeast Generation, Inc. Savings Incentive Plan, and Extant, Inc. 401(k) Plan.  Note that effective April 1, 2008, the Extant, Inc. 401(k) Plan was merged into the Plan.

The following information is presented for the Master Trust:

	December 31,
	2008	2007
ASSETS
Investments:
Cash and temporary cash investments	$384,898	$358,733
Investments, at fair value:
Registered investment companies	170,310,004	265,245,858
Common collective trust	48,859,568	43,019,776
Common stock	1,687,219	3,080,980
Employer securities	17,154,023	53,891,874

Total investments	238,395,712	365,597,221

Receivables:
Employer contributions	195,328	172,993
Due from broker for securities sold	109,250	158,265

Total receivables	304,578	331,258

TOTAL ASSETS	238,700,290	365,928,479

Due to broker for securities purchased	7,446	158,890

NET ASSETS AVAILABLE FOR BENEFITS	$238,692,844	$365,769,589

Investment income/(loss) for the Master Trust is as follows:

Year ended December 31, 2008
Investment income:
Net appreciation in fair value of investments	$(139,929,240)
Dividends and interest	10,059,104

$(129,870,136)

The Master Trust invests a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 7% and 15% of the Master Trust’s net assets available for benefits as of December 31, 2008 and 2007, respectively.  As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	FAIR VALUE MEASUREMENTS

FASB Statement No. 157, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

 Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks, corporate bonds and U.S. government securities:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer (See Note 5).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Cash	$384,898	$-	$-	$384,898
Employer securities	17,154,023	-	-	17,154,023
Common collective trust	-	48,859,568	-	48,859,568
Common stock	1,687,219	-	-	1,687,219
Registered investment companies	170,310,004	-	-	170,310,004

	$189,536,144	$48,859,568	$-	$238,395,712

	Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3	Total
Cash	$358,733	$-	$-	$358,733
Employer securities	53,891,874	-	-	53,891,874
Common collective trust	-	43,019,776	-	43,019,776
Common stock	3,080,980	-	-	3,080,980
Registered investment companies	265,245,858	-	-	265,245,858

	$322,577,445	$43,019,776	$-	$365,597,221

In addition to the Plan’s interest in the Master Trust, it has participant loans which are level 3 assets.
Participant Loans Year Ended December 31, 2008

Balance, beginning of year	$1,885,653
Net change	45,937
Balance, end of year	$1,931,590

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as parties-in-interest transactions.  Additionally, the Plan maintains investments in the Company’s common stock and participant loans.  Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund.  Participants may diversify the investment of Employer matching and any discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company's insider trading policy.

Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2008	2007
Net Assets:
Investments, at fair market value:
Employer securities	$9,913,279	$30,807,103

Employer contributions receivable	160,575	142,579

	$10,073,854	$30,949,682

Year ended December 31, 2008
Changes in Net Assets:
Employer contributions	$4,029,974
Employee contributions	652,659
Net depreciation in fair value of investments	(21,747,357)
Loan repayments	196,403
Benefit payments	(1,890,860)
Loan withdrawals	(141,729)
Administrative expenses	(1,875)
Transfers from participant directed investments, net	(1,973,043)

$(20,875,828)

10.	COMMITMENTS AND CONTINGENCIES

ERISA Class Action Settlement

In 2002, a class action complaint was filed in federal district court on behalf of participants holding common stock of the Company in the Plan during the period from April 1999 to January 2003.  In general, the complaint alleged violations of ERISA in connection with the Plan, including claims that the Company's Board and certain of its former officers, past members of its Benefit Plans Committee, former employees who served on a predecessor committee to its Benefit Plans Committee, and Vanguard Fiduciary Trust Company and CG Trust Company (trustees of the trust that held Plan assets for portions of the putative class period) breached their fiduciary duties to the Plan’s participants and beneficiaries in connection with the Plan’s investment in common stock.  In 2004, the parties reached a settlement under which the defendants agreed to pay $30.75 million to the plaintiffs for a full and final release of all claims.  In December 2004, the Court granted final approval of the agreement and the settlement was fully funded by insurance proceeds.  The settlement funds were allocated to the Plan accounts of the class members on April 1, 2005.

Securities Class Action Settlement

Members of the “Settlement Class” in the lawsuit identified as In re Dynegy Inc. Securities Litigation, Master File No. H-02-1571, have a Securities Class Action Settlement Account in the Plan for receipt of settlement proceeds that was established in January 2007. In general, with certain exceptions, the Settlement Class consists of participants in the Plan at any time from June 21, 2001, through July 22, 2002, who held Dynegy Illinois common stock in their Plan Account during that period and who were not defendants in the litigation.

Internal Revenue Service VCP Submission

Due to an administrative error by the Plan’s third-party recordkeeper, a terminated participant was allowed to receive a Plan loan in contradiction of Plan provisions.  As a result, on January 10, 2008, the Company filed a Voluntary Correction Program (“VCP”) submission with the Internal Revenue Service (“IRS”) requesting formal approval of the Company’s correction procedure.  The IRS approved the Company’s proposed correction set forth in the VCP submission in a compliance statement dated August 2, 2008.

Internal Revenue Service Plan Audit

In March 2008, the Internal Revenue Service notified the Company of its intent to audit the Plan, and is currently in the process of auditing the Plan.

11.	SUBSEQUENT EVENTS

Auto-Enrollment

Effective January 1, 2009, the Plan was amended to provide that, for eligible employees hired on or after January 1, 2009, enrollment in the Plan is automatic after a 60-day opt-out period.  If such an employee does not opt-out of participation and does not make investment elections, the eligible employee will be enrolled in the Vanguard Target Retirement Fund closest to his or her expected retirement year (assuming a retirement age of 65) at a contribution rate of 5% of eligible earnings per pay period effective the first administratively feasible pay period after the 60-day opt-out period.  These contributions are made on a pre-tax basis; that is before federal (and state, if applicable) income taxes are deducted from the individual’s pay.

Accelerated Vesting

Effective January 1, 2009, the Plan was amended to provide for accelerated vesting for certain participants.  Specifically, for all participants other than those that are members of IBEW Local 1245, 320, or 769, their years of service with the Employer (and certain affiliated companies) determine their vested interest in Employer contributions as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year	50%
2 years or more	100%

SUPPLEMENTAL SCHEDULE

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353                                           PN: 001

Schedule H, Line 4(i): Schedule of Assets (Held at End of Year)

As of December 31, 2008

[a]	[b]	[c]	[d]	[e]

Party-in-interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various maturities and interest rates ranging from 5% - 9.5%	-	1,931,590

		Total		$ 1,931,590

*    A party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

Date:                      June 22, 2009                                          By: /s/ JULIUS COX
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee